UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                                 NEOFORMA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   640475 10 7
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                                 (CUSIP Number)

                                 Marcea B. Lloyd
                Chief Administrative Officer and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    copy to:
                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                             New York, NY 10036-6522
                          (212) 735-3000 March 3, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7

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       1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY).

               VHA INC. - (IRS Employer Identification Number 38-2182248)
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       2.      CHECK THE APPROPRIATE BOX IF A           (a) / /
               MEMBER OF A GROUP (SEE INSTRUCTIONS)     (b) / /
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       3.      SEC USE ONLY

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       4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
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       5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E) / /
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       6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                     7.   SOLE VOTING POWER

                          0
NUMBER OF           ------------------------------------------------------------
SHARES               8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                  0
EACH                ------------------------------------------------------------
REPORTING            9.   SOLE DISPOSITIVE POWER
PERSON WITH
                          0
                    ------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          0
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       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
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       12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS) / /
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       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
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       14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO - Corporation
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

         This Amendment No. 13 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003, Amendment No. 4 on September 19, 2003, Amendment No. 5 on January 12, 2005, Amendment No. 6 on April 11, 2005, Amendment No. 7 on April 18, 2005, Amendment No. 8 on July 7, 2005, Amendment No. 9 on October 7, 2005, Amendment No. 10 on October 12, 2005, Amendment No. 11 on January 9, 2006 and Amendment No. 12 on January 24, 2006 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On March 3, 2006, Neoforma became a wholly-owned subsidiary of GHX upon consummation of the Merger as contemplated by the Merger Agreement. As a result, GHX directly owns 100% of the shares of Neoforma common stock (with a par value of $0.01 per share) outstanding after the Merger.

         Immediately prior to the effectiveness of the transactions contemplated by the Exchange Agreement and the Merger Agreement, VHA directly owned 8,611,217 shares of Common Stock. At the effective time of the Merger, pursuant to the Merger Agreement, 2,004,190 of the shares of Common Stock directly owned by VHA were converted into the right to receive $10.00 per share in cash in the Merger (or an aggregate of $20,041,900). The other 6,607,027 shares of Common Stock directly owned by VHA were exchanged, immediately prior to the closing of the Merger pursuant to the Exchange Agreement, for 42,585,609 membership units of GHX, representing approximately 11.62% of the membership units of GHX outstanding as of March 3, 2006.

         The information set forth in Item 5 of this Amendment is hereby incorporated by this reference in this Item 4.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

         Pursuant to the Merger, GHX became the sole direct owner of each of the 100 shares of common stock (with a par value of $0.01 per share) of Neoforma outstanding after the Merger. VHA Inc. may be deemed to be an indirect beneficial owner of 11.62% of such privately-held shares of Neoforma common stock due to its direct ownership of 11.62% of the outstanding membership units of GHX as of March 3, 2006.

         The information set forth in Item 4 of this Amendment is hereby incorporated by this reference in this Item 5.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    VHA INC.


                                    By: /s/ Marcea B. Lloyd
                                    ------------------------
                                    Name:  Marcea B. Lloyd
                                    Title: Chief Administrative Officer and
                                           General Counsel

Dated:  March 7, 2006